                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                              (Amendment No. 32)*

                            Rally's Hamburgers, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                  751203-10-0
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 Avenue of the Stars, 18th Flr.
                             Los Angeles, CA  90067
                           (310) 553-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 25, 1996
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]    (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                                  SCHEDULE 13D


CUSIP No.     00760G10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           GIANT GROUP, LTD.
           I.R.S. # 23-0622690
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          1,778,374 shares**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            1,778,374 shares**
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,778,374 shares**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes Shares Owned by KCC Delaware Company, a Wholly Owned Subsidiary.

                                  SCHEDULE 13D


CUSIP No.     751203100

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KCC DELAWARE COMPANY
           I.R.S. # 23-2360456
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          1,397,475 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            1,397,475 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,397,475 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Reference is hereby made to that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation ("KCC") (as to Amendment Nos. 24-31), thereto with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

         Item 4.          Purpose of Transaction.

         Item 4 of the Schedule is hereby amended by adding the following:

         On November 25, 1996 KCC sold 414,588 shares of Rally's Common Stock to Fidelity National Financial, Inc. ("Fidelity") for $3.00 per share ($1,243,764 in the aggregate). Also on November 25, 1996, GIANT sold (i) 587,607 shares of Rally's Common Stock to CKE Restaurants, Inc. ("CKE"), and
(ii) 134,019 shares of Rally's Common Stock to Fidelity for $3.00 per share ($2,164,878 in the aggregate). Such sales were made pursuant to the exercise of options granted pursuant to the Purchase and Standstill Agreement dated April 26, 1996 among GIANT, KCC, Fidelity and CKE, a copy of which was attached as Exhibit 39 to Amendment No. 29 of this Schedule.

         Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5.          Interest in Securities of the Issuer.

         Item 5 of the Schedule is hereby amended by adding the following:

         (a) GIANT beneficially owns 1,778,374 shares of Rally's Common Stock, representing approximately 8.7% of the shares outstanding, and KCC beneficially owns 1,397,475 shares of Rally's Common Stock, representing approximately 6.8% of the shares outstanding, based upon 20,521,840 shares of Rally's Common Stock outstanding on November 6, 1996 (as reported in Rally's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 1996). GIANT is the sole stockholder of KCC.

         (b) GIANT has the sole power to vote and the sole power to dispose of 1,778,374 shares of Rally's Common Stock. KCC has the sole power to vote and the sole power to dispose of 1,397,475 shares of Rally's Common Stock.
Both GIANT and KCC may, from time to time, pledge some of their shares of Rally's Common Stock to securities brokers and other financial institutions as collateral for loans and guarantees.





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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 9, 1996             GIANT GROUP, LTD.


                                       By:  /s/ CATHY L. WOOD
                                            ------------------------------------
                                              Cathy L. Wood
                                              Chief Financial Officer, Secretary
                                              and Treasurer



                                       KCC Delaware Company


                                       By: /s/ CATHY L. WOOD
                                           -------------------------------------
                                             Cathy L. Wood
                                             Chief Financial Officer, Secretary
                                             and Treasurer





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